UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of: August 2015

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Commission File Number: 001- 36563

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Orion Engineered Carbons S.A.
(Translation of registrant’s name into English)

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6, Route de Trèves
L-2633 Senningerberg (Municipality of Niederanven),
Grand Duchy of Luxembourg
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒             Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

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Explanatory Note
On August 6, 2015, Orion Engineered Carbons S.A. issued a press release announcing its second quarter 2015 earnings, a copy of which is attached as Exhibit 99.1 hereto. The press release includes the dial-in information for the earnings call to take place on August 7, 2015. Attached as Exhibit 99.2 hereto are the Unaudited Interim Condensed Financial Statements of the Company as at June 30, 2015.

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Orion Engineered Carbons S.A.

By:	/s/ Charles Herlinger
	Name:	Charles Herlinger

	Title:	Chief Financial Officer
Date: August 6, 2015

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EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release of Orion Engineered Carbons S.A., dated August 6, 2015

99.2	Unaudited Interim Condensed Consolidated Financial Statements of Orion Engineered Carbons S.A. as at June 30, 2015